As filed with the Securities and Exchange Commission on July 23, 2020

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THL CREDIT, INC.

(Name of Subject Company (Issuer))

THL CREDIT, INC.

(Names of filing Persons ( Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

872438106

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Christopher J. Flynn

THL Credit, Inc.

500 Boylston Street, Suite 1250

Boston, MA 02116

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copies to:

David W. Blass, Esq.

Steven Grigoriou, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, DC 20001

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$20,000,000*	$2,596**
*

Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $20,000,000 in aggregate shares of common stock, par value $0.001 per share, at the minimum tender offer price of $3.25 per share.

**	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,596	Filing Party: THL Credit, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: June 23, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on June 23, 2020 (the “Schedule TO”), which relates to the tender offer THL Credit, Inc., an externally managed, non-diversified closed-end management investment company incorporated in the State of Delaware (the “Company”), to purchase for cash up to $20.0 million of its common stock, $0.001 par value per share, at a price per share of not less than $3.25 and not more than $3.75 in cash, less any applicable withholding taxes and without interest. The Company’s offer was made pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 2020 (the “Offer to Purchase”), and in the Letter of Transmittal (the “Letter of Transmittal”), which together constitute the “Tender Offer”.

All information in the Tender Offer, including all schedules and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On July 23, 2020, the Company issued a press release announcing the final results of the Tender Offer, which expired at 11:59 P.M., Eastern Time, on July 21, 2020. A copy of the press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby deleted and replaced in its entirety with the following:

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(A)	Offer to Purchase, June 23, 2020.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated June 23, 2020.*

(a)(1)(D)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated June 23, 2020.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release announcing the Tender Offer, dated June 23, 2020.*

(a)(5)(ii)	Press release announcing preliminary results of the Tender Offer, dated July 22, 2020.*

(a)(5)(iii)	Press release announcing final results of the Tender Offer, dated July 23, 2020.

(b)	Not applicable.

(d)	Dividend Reinvestment Program (Previously filed in connection with the Registrant’s Quarterly Report on Form 10-Q filed on August 9, 2010, and incorporated by reference herein.)*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2020

THL CREDIT, INC.

/s/ Christopher J. Flynn
Name: Chrisopher J. Flynn
Title: Chief Executive Officer